UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

Westaff, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

957070 10 5

(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957070 10 5

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stover Revocable Trust dated November 16, 1988, as amended

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 3,454,207

(6) Shared Voting Power *

(7) Sole Dispositive Power 3,454,207

(8) Shared Dispositive Power *

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,450,721

(10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☒ Shares owned by The Stover Charitable Lead Annuity Trust of which W. Robert Stover is a Trustee but has disclaimed beneficial ownership. As of 12/31/01 this entity did not own any shares of Westaff, Inc.

(11)	Percent of Class Represented by Amount in Row (9) 59.39% as of December 31, 2001

(12)	Type of Reporting Person (See Instructions) 00

*	65,000 shares of Common Stock are directly owned by the Stover Charitable Remainder Unitrust dated November 1, 1994. Mr. Stover is a Co-Trustee of that entity.

*

2,926,453 shares of Common Stock are directly owned by The Stover Foundation, a California nonprofit religious corporation (the "Foundation"). W. Robert Stover, the Chairman of the Board of the Issuer as of December 31, 2001 ("Mr. Stover") and the Co-Trustee of the Reporting Person, is a director of the Foundation.

*	3,005,061 shares of Common Stock are directly owned by the Stover 1999 Charitable Remainder Unitrust dated April 21, 1999. Mr. Stover is a Co-Trustee of that entity.

Item 1.
(a)	Name of Issuer Westaff, Inc.
(b)	Address of Issuer's Principal Executive Offices 301 Lennon Lane, Walnut Creek, California 94598

Item 2.
(a)	Name of Person Filing Stover Revocable Trust dated November 16, 1988, as amended
(b)	Address of Principal Business Office or, if none, Residence 120 Wildwood Gardens, Piedmont, CA 94611
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 957070 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 9,450,721
(b) Percent of class: 59.39%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,454,207
(ii) Shared power to vote or to direct the vote 5,996,514
(iii) Sole power to dispose or to direct the disposition of 3,454,207
(iv) Shared power to dispose or to direct the disposition of 5,996,514

Item 5.	Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Joan C. Stover, Co-Trustee of Stover Revocable Trust dated November 16, 1988, as amended

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

(a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002
Date
/s/ W. Robert Stover
Signature
W. Robert Stover, Co-Trustee, Stover Revocable Trust dated November 16, 1988, as amended
Name/Title